Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

November 2, 2015

Alberto H. Zapata
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:       Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 2
File No. 333-193273

Dear Mr. Zapata:

This letter is in response to your comments of October 22, 2015.

1.
General Comment – On page 4 of the supplement, please clarify that if there are no contract earnings, that there will be no enhanced death benefit payable under the rider. Please also clarify that even if there are no contract earnings, an account value death benefit will still be paid.

Response: The disclosure has been revised as follows:

Note: If there are no contract earnings, there will be no enhanced death benefit amounts payable under this rider. However, there will always be at least a contract value death benefit.

2.	Financial Statements, Exhibits, and Other Information
Please provide any financial statements, exhibits, consents, and other required disclosure not included in the next post-effective amendment.
Response:
All required financial statements, exhibits, consents and other disclosure will be filed with the next post-effective amendment.

3.	Tandy Representations
In regards to the referenced filing, The Lincoln National Life Insurance Company and Lincoln Life Variable Annuity Account N (together “Lincoln”) acknowledge the following:

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing;

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we have made several other changes to the supplement:
•	Fees, age brackets, and Examples that were not included in the 485(a) filing have been added.
•	All references to Scheduled Income Advantage have been deleted, as the roll-out for that rider has been delayed.
•	The i4LIFE® Advantage contingency for the earnings limit has been removed. That provision has been removed from the product design.
•	Additional purchase payment restrictions have been added: If the oldest covered life is age 70 or over, purchase payments over $2,000,000 are subject to Home Office approval.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,
Scott C. Durocher

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
Lincoln Life Variable Annuity Account N

Lincoln Investor Advantage® Fee-Based Variable Annuity

Supplement dated November 16 , 2015 to the prospectus dated May 1, 2015

This supplement to the prospectus for your individual variable annuity contract introduces the Earnings Optimizer Death Benefit rider, available for election on new contracts beginning November 16, 2015 or when available in your state. This supplement is for informational purposes and requires no action on your part.
OVERVIEW

The Earnings Optimizer Death Benefit is a death benefit available for election at the time the contract is purchased that may provide an additional amount upon the death of the Contractowner, joint owner, or Annuitant. Upon the death of the Annuitant who is not also an owner, the Contractowner may elect to receive a Death Benefit.

DESCRIPTION OF CHANGES

The following discussion describes changes that are incorporated into the specified sections of your prospectus.

Expense Tables – The following tables are added to Expense Tables section of the prospectus.

Table C reflects the expenses for a contract with the Earnings Optimizer Death Benefit.

TABLE C

Annual Account Fee1	$35

Separate Account Annual Expenses (as a percentage of average daily net assets in the Subaccounts):2
Mortality and Expense Risk Charge	0.20%
Administrative Charge	0.10%
Total Separate Account Expenses	0.30%

Earnings Optimizer Death Benefit charge:3
Guaranteed Maximum Annual Charge:
Age at Issue – 1-69	1.40%
Age at Issue – 70-75	1.70%
Current Annual Charge:
Age at Issue – 1-69	0.40%
Age at Issue – 70-75	0.70%
1During the accumulation period, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived for any contract with a Contract Value of $100,000 or more on the contract anniversary (or date of surrender). The account fee will be waived after the fifteenth Contract Year regardless of your Contract Value.
2The mortality and expense risk charge and administrative charge together are 0.30% on and after the Annuity Commencement Date for all contracts. If your Contract Value had reached the $1 million threshold immediately prior to the Annuity Commencement Date, this charge will be reduced by 0.15%.
3We will deduct this charge from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider effective date. See the Charges and Other Deductions section below for a discussion of how the charge is calculated.

Table D reflects the expenses for a contract that has elected both i4LIFE® Advantage and Earnings Optimizer Death Benefit.

TABLE D

Annual Account Fee1	$35

i4LIFE® Advantage:2	0.70%

Earnings Optimizer Death Benefit charge:3
Maximum Annual Charge:
Age at Issue – 1-69	1.40%
Age at Issue – 70-75	1.70%
Current Annual Charge:
Age at Issue – 1-69	0.40%
Age at Issue – 70-75	0.70%

1During the accumulation period, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived for any contract with a Contract Value of $100,000 or more on the contract anniversary (or date of surrender). The account fee will be waived after the fifteenth Contract Year regardless of your Contract Value.
2As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE® Advantage. See Charges and Other Deductions – i4LIFE® Advantage Rider Charge for further information. This charge continues during the Access Period. The i4LIFE® Advantage charge is 0.70% during the Lifetime Income Period. If your Contract Value had reached the $1 million threshold immediately prior to the beginning of the Lifetime Income Period under i4LIFE® Advantage, this charge will be reduced by 0.15%.
3We will deduct this charge from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider effective date. See the Charges and Other Deductions section below for a discussion of how the charge is calculated.

Examples

The following Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Example has been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

This Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds, and that i4LIFE® Advantage with the Earnings Optimizer Death Benefit at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1)	If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,784	$4,700	$6,916	$10,366

2)	If you annuitize or do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,784	$4,700	$6,916	$10,366

Charges and Other Deductions – Rider Charges - Earnings Optimizer Death Benefit. The current charge for the Earnings Optimizer Death Benefit is based on the oldest covered life’s age at the time the rider is elected, according to the following table:

Age at Issue	Current Annual Rate
1 – 69	0.40%
70-75	0.70%

The guaranteed maximum death benefit charge is based on the oldest covered life’s age at the time the rider is elected, according to the following table:

Age at Issue	Guaranteed Maximum Annual Rate
1 – 69	1.40%
70-75	1.70%

We will deduct this charge from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider effective date. The quarterly charge equals the quarterly rate multiplied by the greater of the Contract Value on the Valuation Date the charge is deducted, or the sum of all Purchase Payments as adjusted for withdrawals (such result will never be less than zero). Regular Income Payments under i4LIFE® Advantage do not reduce the sum of all Purchase Payments. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the charge is assessed.

The rider charge rate may not change prior to the 20th rider date anniversary; thereafter, the rider charge may change every year. Any increase or decrease will be effective on the rider anniversary date, subject to the Guaranteed Maximum Annual Rate above. We will notify you in writing of such an increase or decrease. A portion of the charge, based on the number of days the death benefit was in effect that quarter, will be deducted upon surrender of the contract or the election of an annuity payout option ( except i4LIFE® Advantage ). The charge will not be deducted upon death.

The Contracts – Death Benefits - Earnings Optimizer Death Benefit Rider. The amount of Death Benefit payable under this rider is the greatest of the following amounts:
•	the current Contract Value as of the Valuation Date we approve the payment of the claim; or
•
the sum of all Purchase Payments decreased by all withdrawals (including additional withdrawals under i4LIFE® Advantage ) in the same proportion that withdrawals reduce the Contract Value. Regular Income Payments under i4LIFE® Advantage reduce the sum of all Purchase Payments on a dollar for dollar basis; or

•	the current Contract Value as of the Valuation Date we approved the payment of the claim plus an amount equal to the Enhancement Rate multiplied by the lesser of:
o	the contract earnings; or
o	the earnings limit.

Note: If there are no contract earnings, there will be no enhanced death benefit amounts payable under this rider. However, there will always be at least a contract value death benefit.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals (surrender charges for example) and premium taxes, if any.

The Enhancement Rate is 40% for all Contractowners.

Contract earnings equals:
•	the Contract Value as of the date of death of the individual for whom a death claim is approved by us for payment; minus
•
the sum of all Purchase Payments, decreased by withdrawals as of the date of death (including additional withdrawals under i4LIFE ® Advantage ) in the same proportion that withdrawals reduce the Contract Value. Regular Income Payments under i4LIFE® Advantage reduce the sum of all Purchase Payments on a dollar for dollar basis (such result will never be less than zero).

The earnings limit equals 200% (as of the date of death):
•
the sum of all Purchase Payments, decreased by withdrawals (including additional withdrawals under i4LIFE ® Advantage ) in the same proportion that withdrawals reduce the Contract Value. Regular Income Payments under i4LIFE® Advantage do not reduce the sum of all Purchase Payments (such result will never be less than zero).

Availability. The Earnings Optimizer Death Benefit rider may not be available in all states. Please check with your registered representative regarding availability. The Earnings Optimizer Death Benefit is available for both qualified and nonqualified contracts, and can only be elected at the time the contract is purchased. If elected, the rider will be effective on the contract’s effective date. The oldest Contractowner, joint owner (if applicable), or Annuitant must be under age 76 at the time of election. This Death Benefit is not available in the state of Washington.

The Earnings Optimizer Death Benefit rider is available in conjunction with i4LIFE® Advantage; however, the Death Benefit must be elected at the time the contract is purchased, regardless of when i4LIFE® Advantage is elected. The minimum Access Period to elect i4LIFE® Advantage with this Death Benefit is the greater of 20 years or to age 90. An additional charge for i4LIFE® Advantage will apply.

Subject to any further limitations stated in your contract, cumulative additional Purchase Payments after the first rider date anniversary and after the 70 th birthday of the oldest Contractowner or Annuitant may not exceed $100,000 each rider year. While this rider is in effect, we reserve the right to limit future Purchase Payments after the 76th birthday of the oldest Contractowner or Annuitant.  If the oldest covered life is age 70 or over, Purchase Payments over $2,000,000 are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all existing Lincoln Investor Advantage®   contracts with the Earnings Optimizer Death Benefit for the same Contractowner, joint owner, and/or Annuitant. If the Contract Value is zero, then no additional Purchase Payments will be accepted.

If you elect the Earnings Optimizer Death Benefit, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. See Investment Requirements below.

The Earnings Optimizer Death Benefit rider may not be terminated unless you surrender the contract. In addition, the rider will terminate 1) on the Annuity Commencement Date; 2) the date the Lifetime Income Period begins under i4LIFE® Advantage; 3) a Death Benefit is paid under the Earnings Optimizer Death Benefit; or 4) at any time all Contractowners or Annuitants are changed, except when a surviving spouse elects to continue the contract as the new Contractowner without taking the increase in Contract Value.

General Death Benefit Information. If the Beneficiary is the spouse of the Contractowner, the surviving spouse may elect to continue the contract as the new Contractowner. In this situation, a portion of the Death Benefit may be credited to the contract. Any portion of the Death Benefit that would have been payable (if the contract had not been continued) that exceeds the current Contract Value on the Valuation Date we approve the claim will be added to the Contract Value. If the contract is continued in this way, the Earnings Optimizer Death Benefit rider terminates, and the spouse will have the Account Value Death Benefit.

Alternatively, if the surviving spouse elects to continue the contract as the new Contractowner without taking the increase in Contract Value described above, the spouse may continue the Earnings Optimizer Death Benefit rider with no change in the way it is calculated. The rider charge that was in effect immediately prior to death will continue to apply.

See The Contracts - Death Benefits – General Death Benefit Information section of your prospectus for a general discussion on the payment and tax treatment of death benefit proceeds.

The Contracts – Investment Requirements.

If you elect the Earning Optimizer Death Benefit, you will be subject to Investment Requirements. These Investment Requirements will apply for the entire time your contract is in force. This means you will be limited in your choice of Subaccount investments and in how much you can invest in certain Subaccounts. This also means you will not be able to allocate Contract Value to all of the Subaccounts that are available to Contractowners who have not elected this Death Benefit.

Certain of the underlying funds that are included in the Investment Requirements, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds’ overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns. These risk management strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The success of the adviser’s risk management strategy depends, in part, on the adviser’s ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the fund’s benefit. There is no guarantee that the strategy can achieve or maintain the fund’s optimal risk targets. The fund’s performance may be negatively impacted in certain markets as a result of reliance on these strategies. In low volatility markets the volatility management strategy may not mitigate losses. In addition, the adviser may not be able to effectively implement the strategy during rapid or extreme market events. Such inefficiency in implementation could cause the fund to lose more money than investing without the risk management strategy or not realize potential gains. Any one of these factors could impact the success of the volatility management strategy, and the fund may not perform as expected.

These funds are included under Investment Requirements, in part, to reduce the risk of investment losses that may require us to use our own assets to make payments under this Death Benefit rider. Our financial interest in reducing loss and the volatility of overall Contract Values, in light of our obligations to provide benefits under the rider, may be deemed to present a potential conflict of interest with respect to the interests of Contractowners. In addition, any negative impact to the underlying funds as a result of the risk management strategies may limit contract values, which in turn may limit the amount of your Death Benefit under this rider. For more information about the funds and the investment strategies they employ, please refer to the funds’ current prospectuses. Fund prospectuses are available by contacting us.

We have divided the Subaccounts of your contract into groups and have specified the maximum percentages of Contract Value that must be in each group at the time you purchase the rider. Some investment options are not available to you if you purchase this rider. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.

You can select the percentages of Contract Value (or Account Value if i4LIFE® Advantage is in effect) to allocate to individual Subaccounts within each group, but the total investment for all Subaccounts within the group must comply with the specified maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement. If we rebalance Contract Value from the Subaccounts and your allocation instructions do not contain any Subaccounts that meet the Investment Requirements then that portion of the rebalanced Contract Value that does not meet the Investment Requirements will be allocated to the LVIP PIMCO Low Duration Bond Fund as the default investment option or any other Subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the list of Subaccounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, change the investment options that are or are not available to you, or change the rebalancing frequency at any time in our sole discretion. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1.	submit your own reallocation instructions for the Contract Value, before the effective date specified in the notice, so that the Investment Requirements are satisfied; or

2.
take no action and be subject to the quarterly rebalancing as described above. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise.

At this time, the Subaccount groups are as follows:
Unlimited Subaccounts
You may allocate 100% of your Contract Value among any Subaccounts not listed in the tables below.

Limited Subaccounts Investments cannot exceed 20% of Contract Value or Account Value (if i4LIFE® Advantage is in effect):
ALPS/Red Rocks Listed Private Equity Portfolio	LVIP Clarion Global Real Estate Fund
ALPS/Stadion Tactical Defensive Portfolio	LVIP Franklin Templeton Multi-Asset Opportunities Fund
American Funds New World Fund	LVIP Global Income Fund
Delaware VIP® Emerging Markets Series	LVIP SSgA Emerging Markets 100 Fund
Deutsche Alternative Asset Allocation VIP Portfolio	MFS® VIT Utilities Series
Eaton Vance VT Floating-Rate Income Fund	PIMCO VIT All Asset All Authority Portfolio
First Trust Multi-Income Allocation Portfolio	PIMCO VIT Emerging Markets Bond Portfolio
Guggenheim VT Multi-Hedge Strategies	Putnam VT Absolute Return 500 Fund
Invesco V.I. Balanced-Risk Allocation Fund	Putnam VT Global Health Care Fund
Ivy Funds VIP Asset Strategy Portfolio	Templeton Global Bond VIP Fund
Ivy Funds VIP Energy Portfolio	Transparent Value Directional Allocation VI Portfolio
Ivy Funds VIP Science and Technology Portfolio	UIF Global Infrastructure Portfolio
LVIP AQR Enhanced Global Strategies Fund	Virtus Equity Trend Series

Unavailable Subaccounts These funds are not available if you have elected the Earnings Optimizer Death Benefit:
ALPS/Alerian Energy Infrastructure Portfolio	Guggenheim VT Long Short Equity
BlackRock iShares® Alternative Strategies V.I. Fund	PIMCO VIT CommodityRealReturn® Strategy Portfolio
Delaware VIP® REIT Series	PIMCO VIT Unconstrained Bond Portfolio
Goldman Sachs VIT Strategic Income Fund	Van Eck VIP Global Hard Assets Fund

Please retain this Supplement for future reference.